UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Nelnet, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

64031N 10 8
(CUSIP Number)

Michael S. Dunlap
c/o Nelnet, Inc.
121 South 13th Street, Suite 100
Lincoln, Nebraska 68508
(402) 458-2370
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

1/5/2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. [ ]
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64031N 10 8

1)	Names of Reporting Persons.

Dunlap, Michael S.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)    [ ]
(b)    [ ]

3)    SEC Use Only

4)    Source of Funds (See Instructions)                    OO

5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)	Citizenship or Place of Organization

United States

Number of    7) Sole Voting Power         3,324,300 (1)
Shares
Beneficially
Owned        8) Shared Voting Power        14,195,968 (2)
by Each
Reporting
Person        9) Sole Dispositive Power     3,324,300 (1)
With:

10)     Shared Dispositive Power            14,195,968 (2)

11)    Aggregate Amount Beneficially
Owned by Each Reporting Person        17,520,268

12)	Check if the Aggregate Amount in Row (11)
Excludes Certain Shares (See Instructions)        [ ]

13)    Percent of Class Represented by Amount in Row (11)        42.5% (3)

14)	Type of Reporting Person (See Instructions) IN HC

(1)
Includes (i) 1,042,803 shares of Class B common stock (which shares are convertible into the same number of shares of Class A common stock at the option of the holder at any time, with each share of Class A common stock having one vote and each share of Class B common stock having ten votes on all matters to be voted upon by the issuer's shareholders), which number of shares of Class B common stock reflects a distribution to the reporting person during 2016 of shares from a grantor retained annuity trust (“GRAT”) established by the reporting person in 2003 (the “2003 GRAT”) as discussed below and distributions to the reporting person during 2016 of shares from six separate GRATs established by the reporting person in 2011 (collectively, the “2011 GRATs”) as discussed below; (ii) 181,923 shares of Class B common stock owned by the reporting person's spouse, which number of shares of Class B common stock reflects distributions to the reporting person’s spouse during 2016 of shares from six separate GRATs established by the reporting person’s spouse in 2015 (collectively, the “2015 GRATs”) as discussed below; and (iii) 2,099,574 shares of Class A common stock held by the reporting person, who is the Executive Chairman of the Board of the issuer.

(2)
Includes (i) 1,586,691 shares of Class B common stock owned by Union Financial Services, Inc., of which the reporting person is chairman and owns 50% of the outstanding capital stock and of which Stephen F. Butterfield, Vice Chairman and a significant shareholder of the issuer, owns the remaining 50% of the outstanding capital stock; (ii) 925,110 shares of Class B common stock held by Union Bank and Trust Company (“Union Bank”), of which the reporting person is a director and a significant shareholder through Farmers & Merchants Investment Inc. (“F&M”), as trustee for the 2003 GRAT established by the reporting person, which amount reflects a distribution during 2016 from the 2003 GRAT to the reporting person of shares of Class B common stock under the terms of such 2003 GRAT; (iii) a total of 2,573,800 shares of Class B common stock held in the 2011 GRATs, three separate other irrevocable trusts established by the reporting person in 2011, and three separate post annuity irrevocable trusts established under two of the 2011 GRATs in connection with the expiration of the annuity terms of such GRATs and to which a total of 453,628 shares of Class B common stock were transferred from such GRATs on January 5, 2017 (with the 2011 GRATs, the three separate other irrevocable trusts, and the three separate post annuity irrevocable trusts collectively referred to as the “2011 Trusts”), for which 2011 Trusts Whitetail Rock Capital Management, LLC (“WRCM”), a majority owned subsidiary of the issuer, serves as investment adviser, which amount reflects distributions during 2016 from the 2011 GRATs to the reporting person of shares of Class B common stock (including distributions of a total of 166,450 shares on December 21, 2016) under the terms of such GRATs; (iv) a total of 2,819,077 shares of Class B common stock held in the 2015 GRATs, for which WRCM serves as investment adviser, which amount reflects distributions on November 21, 2016 from the 2015 GRATs to the reporting person’s spouse of a total of 180,923 shares of Class B common stock under the terms of such GRATs; (v) a total of 1,138,249 shares of Class B common stock held in twelve separate GRATs established on December 18, 2015 by Mr. Butterfield and his spouse, for which GRATs WRCM serves as investment adviser, which amount reflects distributions on December 21, 2016 of a total of 61,751 shares of Class B common stock from certain of those GRATs under the terms thereof; (vi) 70,286 shares of Class B common stock contributed by Mr. Butterfield to a charitable lead annuity trust (“CLAT”) on January 3, 2017, for which CLAT WRCM serves as investment adviser; (vii) a total of 300 shares of Class B common stock held in increments of 100 shares by or for each of the reporting person’s three sons; (viii) 52,675 shares of Class A common stock owned by the reporting person’s spouse; and (ix) a total of 7,358 shares of Class A common stock held in various increments by or for each of the reporting person’s three sons. Also includes shares that are owned by entities that the reporting person may be deemed to control, consisting of: (a) 144,128 shares of Class A common stock held by Union Bank (as of December 31, 2016) as trustee under a certain charitable remainder unitrust (“CRUT”) and a certain other irrevocable trust established by Jeffrey R. Noordhoek, Chief Executive Officer of the issuer, which amount reflects a distribution on December 30, 2016 from the CRUT to the grantor of 704 shares of Class A common stock under the terms of the CRUT; (b) a total of 252,125 shares of Class B common stock held by Union Bank as trustee under five separate irrevocable trusts established upon the expiration in 2013 of the annuity term of a GRAT previously established by Mr. Butterfield; (c) a total of 3,781,707 shares of Class A common stock held by Union Bank (as of December 31, 2016) in individual accounts for Angela L. Muhleisen, a sister of the reporting person, her spouse, her adult daughter, and her adult son; (d) 47,000 shares of Class A common stock held by Union Bank (as of December 31, 2016) as trustee for a charitable foundation; (e) 30,000 shares of Class A common stock held by Union Bank (as of December 31, 2016) for its profit sharing plan; and (f) a total of 767,462 shares of Class A common stock held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank (as of December 31, 2016), which is a commercial bank, which amount includes a total of 404,257 shares of Class A common stock held in various accounts for Deborah Bartels, a sister of the reporting person, her spouse, and certain trusts established by Ms. Bartels and her spouse, but which amount excludes 52,675 shares of Class A common stock held in an account for the reporting person’s spouse that are set forth separately above. The reporting person disclaims beneficial ownership of the shares discussed above except to the extent that the reporting person actually has or shares voting power or investment power with respect to such shares, and the reporting thereof shall not be construed as an admission that the reporting person is a beneficial owner of such shares.

(3)	This percentage reflects issuer repurchases of shares of Class A common stock during 2016, and a resulting reduction in the number of outstanding shares of Class A common stock.

Explanatory Note
This Amendment No. 1 to Statement on Schedule 13D (this “Amendment”) amends and supplements the Statement on Schedule 13D filed by the reporting person on February 5, 2016 (the “Previously Filed Schedule 13D”). Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Previously Filed Schedule 13D.
The reporting person has not effected any material acquisition or disposition of securities of the issuer since the filing of the Previously Filed Schedule 13D. The purpose of this Amendment is to update certain information reported in the Previously Filed Schedule 13D, and the footnotes to Rows 7) through 10) and Row 13) above describe changes from the information reported in the Previously Filed Schedule 13D. Such changes primarily relate to: (i) a change in the percentage of securities beneficially owned due to a reduction in the number of outstanding shares of the issuer’s Class A common stock resulting from issuer repurchases during 2016 under its publicly disclosed stock repurchase program; (ii) distributions of shares of the issuer’s Class B common stock to the reporting person and the reporting person’s spouse from GRATs established by the reporting person and the reporting person’s spouse, respectively, which distributions change the classification of such shares from being subject to shared voting and dispositive power to being subject to sole voting and dispositive power, but do not change the total number of shares reported as beneficially owned herein; (iii) distributions of shares of the issuer’s Class B common stock from GRATs established by Stephen F. Butterfield, Vice Chairman and a significant shareholder of the issuer, and Mr. Butterfield’s spouse, for which GRATs WRCM serves as investment adviser; and (iv) a contribution of shares of the issuer’s Class B common stock by Mr. Butterfield to a CLAT, for which CLAT WRCM serves as investment adviser. Except as set forth in this Amendment, the information in the Previously Filed Schedule 13D remains unchanged.

Item 2.	Identity and Background.

Paragraph (c) of Item 2 is amended and restated to read as follows:

(c)
The reporting person’s present principal occupation is serving as Executive Chairman of the Board of the issuer of the securities to which this statement relates. The issuer is a diverse company with a focus on delivering education-related products and services and student loan asset management. The largest operating businesses engage in student loan servicing, tuition payment processing and school information systems, and communications. A significant portion of the issuer’s revenue is net interest income earned on a portfolio of federally insured student loans. The address of the issuer’s principal executive offices is 121 South 13th Street, Suite 100, Lincoln, Nebraska 68508.

Item 4. Purpose of Transaction.

Item 4 is amended and restated to read as follows:
In December 2015, Mr. Butterfield and his spouse contributed a total of 1,200,000 shares of Class B common stock to twelve separate GRATs established by Mr. Butterfield and his spouse on December 18, 2015 (the “Butterfield GRATs”). On January 3, 2017, Mr. Butterfield contributed 70,286 shares of Class B common stock to a CLAT. Such transactions were conducted for tax and estate planning purposes. WRCM was selected by Mr. Butterfield and his spouse to serve as investment adviser for the Butterfield GRATs and the CLAT due in part to Mr. Butterfield’s familiarity, as Vice Chairman of the issuer, with WRCM, a majority owned subsidiary of the issuer and registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940. Under the Butterfield GRATs and the CLAT, annuity payments are made to Mr. Butterfield and his spouse, and a charitable organization, respectively, and such annuity payments in the form of shares of Class B common stock are reflected as distributions of shares in footnote (2) to Rows 8) and 10) above. The number of shares of Class B common stock to be distributed as an annuity payment is based in part on the market price of the Class A common stock on the distribution date and therefore cannot be calculated until the date of the distribution. In addition to shares of Class B common stock, annuity payments (and their associated timing) may be based upon, and include, amounts generated from the holdings of the Butterfield GRATs and the CLAT, including, among other things, dividends paid or payable with respect to the shares of Class B common stock held in the Butterfield GRATs and the CLAT. In addition, the Butterfield GRATs and the CLAT may in the future determine to otherwise acquire or dispose of securities of the issuer, but as of the date hereof there are no such plans or proposals.
As indicated in Item 2(c) above, the reporting person serves as the issuer’s Executive Chairman of the Board, and is also a significant shareholder of the issuer with substantial voting power and control with respect to the issuer, and as a result, in the ordinary course of business or otherwise, the reporting person regularly considers and explores potential actions and transactions that the reporting person believes may be advantageous to the issuer and intends to continue to discuss with the issuer, consider, encourage, and potentially approve such matters and take such actions as the reporting person considers to be in the best interests of the issuer, including to influence or make changes with respect to the issuer’s board of directors (including the composition, number, or terms of directors), management, business, charter or bylaws, and other general affairs, which matters and actions could potentially relate to or result in one or more of the transactions or changes enumerated in the following sentence. Other than as set forth herein (including the material filed as exhibits to this statement), or as publicly disclosed by the issuer, the reporting person does not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the issuer or any of its significant subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer’s business or corporate structure; (g) changes in the issuer’s charter or bylaws or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above. However, the reporting person reserves the right to develop any such plans or proposals, and in doing so may take into consideration various factors, such as the issuer’s businesses and prospects, other developments concerning the issuer, and general economic, industry, and stock market conditions.
Item 5.     Interest in Securities of the Issuer.

Item 5 is amended and restated to read as follows:

(a)
As of the date hereof, the reporting person may be deemed to beneficially own, for purposes of Section 13(d) of the Act, a total of 17,520,268 shares of Class A common stock (including a total of 10,590,364 shares of Class A common stock which may be obtained upon conversion of a total of 10,590,364 shares of Class B common stock which the reporting person may be deemed to beneficially own), which represents approximately 42.5% of the shares of Class A common stock outstanding, on an as-converted basis.

(b)
The reporting person has sole voting and dispositive power with respect to 3,324,300 of the 17,520,268 shares of Class A common stock set forth in Item 5(a) above, and may be deemed to have shared voting and dispositive power with respect to 14,195,968 of the 17,520,268 shares of Class A common stock set forth in Item 5(a) above. For further information with respect to the shares as to which the reporting person has sole voting and dispositive power, see footnote (1) to Rows 7) and 9) above, which is incorporated by reference herein. For further information with respect to the shares as to which the reporting person may be deemed to have shared voting and dispositive power, see footnote (2) to Rows 8) and 10) above, which is incorporated by reference herein.

With respect to persons with whom voting or dispositive power may be deemed to be shared as discussed in footnote (2) to Rows 8) and 10) above, (i) Stephen F. Butterfield has a business address of 6991 East Camelback Road, Suite B290, Scottsdale, Arizona 85251, has a present principal occupation of serving as Vice Chairman and non-employee strategic advisor for the issuer, and is a United States citizen; (ii) Union Bank is a state bank chartered under Nebraska law, and has a principal business and office address of 6801 South 27th Street, Lincoln, Nebraska 68512; (iii) WRCM is organized under Nebraska law, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, and has a principal business and office address of 121 South 13th Street, Suite 100, Lincoln, Nebraska 68508; (iv) Angela L. Muhleisen has a business address of c/o Farmers & Merchants Investment Inc., 6801 South 27th Street, Lincoln, Nebraska 68512, has a present principal occupation of serving as Chairperson, President, and Chief Executive Officer of Union Bank, and is a United States citizen; and (v) Deborah Bartels has a business address of 121 South 13th Street, Suite 100, Lincoln, Nebraska 68508, has a present principal occupation of management of various agriculture-related business activities, and is a United States citizen. During the last five years, none of Mr. Butterfield, Union Bank, WRCM, Ms. Muhleisen, or Ms. Bartels has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)
The reporting person has not engaged in any transactions in the class of securities reported on that were effected during the past 60 days, other than with respect to the transactions described in the footnotes to Rows 7) through 10) above and the Explanatory Note above and incorporated by reference herein.

(d)
As discussed in the footnotes for Rows 7) through 10) above, certain securities reported in this statement are held by or on behalf of persons other than the reporting person, which other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and restated to read as follows:
Various relationships between the reporting person and other persons with respect to securities of the issuer are described in the footnotes for Rows 7) through 10) above, which are incorporated by reference herein. In addition, Union Bank is controlled by F&M, which owns 81.4% of Union Bank’s common stock and 15.4% of Union Bank’s non-voting non-convertible preferred stock. The reporting person, along with his spouse and children, owns or controls a total of approximately 48.6% of the outstanding voting common stock of F&M, and Ms. Muhleisen, along with her spouse and adult children, owns or controls approximately 47.5% of the outstanding voting common stock of F&M. Further, WRCM has entered into management agreements with Union Bank under which it has been designated to serve as investment adviser with respect to the assets within several trusts established by the reporting person, the reporting person’s spouse, and Mr. Butterfield and his spouse, and which hold securities of the issuer reported as beneficially owned by the reporting person herein, and for which Union Bank serves as trustee. Under the terms of those agreements, which are incorporated by reference as exhibits to this statement, Union Bank pays WRCM five basis points of the aggregate value of the assets of the trusts as of the last day of each calendar quarter. It is anticipated that other trusts discussed herein for which WRCM may serve as investment adviser are or will be subject to substantially similar contracts or arrangements.
Item 7.     Material to be Filed as Exhibits.

Item 7 is amended and restated to read as follows:

1.
Management Agreement dated effective as of January 20, 2012, by and between Union Bank and Trust Company and Whitetail Rock Capital Management, LLC (filed on February 28, 2012 as Exhibit 10.58 to the issuer’s Annual Report on Form 10-K for the year ended December 31, 2011 (SEC File No. 001-31924) and incorporated herein by reference).

2.	Power of Attorney dated February 1, 2016 (filed on February 5, 2016 as an exhibit to this statement and incorporated herein by reference).

3.
Management Agreement dated effective as of October 27, 2015, by and between Union Bank and Trust Company and Whitetail Rock Capital Management, LLC (filed on February 25, 2016 as Exhibit 10.25 to the issuer’s Annual Report on Form 10-K for the year ended December 31, 2015 (SEC File No. 001-31924) and incorporated herein by reference).

4.
Management Agreement dated effective as of January 4, 2016, by and between Union Bank and Trust Company and Whitetail Rock Capital Management, LLC (filed on May 5, 2016 as Exhibit 10.1 to the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016 (SEC File No. 001-31924) and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2017

Michael S. Dunlap

/s/ Kirsten J. Foos
Name: Kirsten J. Foos
Title: Attorney-in-Fact*

* Pursuant to the power of attorney filed on February 5, 2016 as an exhibit to this statement and incorporated herein by reference.